# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nabors Energy Transition Corp. II, CIK 0001975218
CUSIP: G6363K106
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 515 West Greens Road, Suite 1200, Houston, Texas (TX), 77067
Date of event which requires filing of this statement: 11/20/2025
Filed by CIK 0001940093
Persons authorized to receive notices and communications: Gabriel Gliksberg, ATG Capital Management, LLC, 16690 Collins Ave, Suite 1103, Sunny Isles Beach, Florida (FL), 33160, (786)-519-0995

## Reporting persons
- ATG Fund II LLC (CIK 0001940093): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 479,478; sole dispositive power 0; shared dispositive power 479,478; aggregate amount beneficially owned 479,478 (9.97% of the class)
- ATG Capital Management, LLC (CIK 0001940092): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 479,478; sole dispositive power 0; shared dispositive power 479,478; aggregate amount beneficially owned 479,478 (9.97% of the class)
- Gabriel Gliksberg (CIK 0002034212): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 479,478; sole dispositive power 0; shared dispositive power 479,478; aggregate amount beneficially owned 479,478 (9.97% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Nabors Energy Transition Corp. II
Address of issuer's principal executive offices: 515 West Greens Road, Suite 1200, Houston, Texas (TX), 77067
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") of Nabors Energy Transition Corp. II (the "Issuer "). The Issuer 's principal executive offices are at 515 West Greens Road, Suite 1200, Houston, Texas 77067.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Gabriel Gliksberg, a citizen of the United States ("Mr. Gliksberg"), ATG Capital Management, LLC, a Delaware limited liability company ("ATG Management"), and ATG Fund II LLC, a Delaware limited liability company ("ATG Fund II," and together with Mr. Gliksberg and ATG Management, the "Reporting Persons"). ATG Management is the sole managing member for ATG Fund II. Mr. Gliksberg controls ATG Management in his role as sole managing member of ATG Management. ATG Fund II is the direct holder of the Class A Ordinary Shares of the Issuer.
Residence or business address: The principal business address of the Reporting Persons is 16690 Collins Ave, Suite 1103, Sunny Isles Beach, FL 33160.
Present principal occupation or employment:
ATG Fund II is principally engaged in the business of investing in securities. The principal business of ATG Management is to serve as the sole managing member to certain private investment funds, including ATG Fund II.
The principal business of Mr. Gliksberg is to serve as the sole managing member of ATG Management and its affiliates.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information in Item 2(a) above is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Class A Ordinary Shares to which this Schedule 13D relates were acquired for an aggregate purchase price of $5,495,240.57 inclusive of brokerage commissions. Funds for the purchase were obtained from the available working capital of funds managed by ATG Management, including ATG Fund II, which may include borrowings under portfolio margin agreements with the fund's custodians. Positions in the Class A Ordinary Shares to which this Schedule 13D relates may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Class A Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the position in the Class A Ordinary Shares of the Issuer in the belief that the Class A Ordinary Shares represented an attractive investment opportunity. The acquisitions of the Class A Ordinary Shares were made in the ordinary course of the Reporting Persons' investment activities and are currently held for investment purposes.

The Reporting Person believes that Issuer's apparent intention to redeem or liquidate securities of the Issuer while Nabors Energy Transition Sponsor II LLC, the sponsor of the issuer (the "Sponsor"), will retain for itself certain valuable assets or consideration received in connection with the Issuer's prior failed transaction is improper and inconsistent with the Issuer's and the Sponsor's fiduciary and contractual obligations to the Issuer's shareholders.

In the Reporting Person's view, any termination fees, rights, claims, or other contingent or actual assets generated during the Issuer's business combination process belong to the Issuer and must be allocated pro rata among all shareholders of the Issuer. The Reporting Person considers any attempt by the Sponsor to appropriate such assets for its own benefit-while shareholders of the Issuer are limited to the cash held in the trust account-to be unacceptable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 479,478 Class A Ordinary Shares of the Issuer, which represents approximately 9.97% of the Class A Ordinary Shares outstanding, based on 13,724,863 Class A Ordinary Shares outstanding as of November 13, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025 less the Class A Ordinary Shares the Issuer purported to redeem in connection with the Extraordinary General Meeting held on November 14, 2025, as reported in the Issuer's 8-K filed with the Securities and Exchange Commission on November 17, 2025. The Class A Ordinary Shares reported herein are directly held and beneficially owned by ATG Fund II. Each of Mr. Gliksberg and ATG Capital Management may be deemed to beneficially own the Class A Ordinary Shares directly held by ATG Fund II due to their relationships with ATG Fund II as described above in Item 2(a). Such information regarding the relationships among the Reporting Persons in Item 2(a) is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover pages of this Schedule 13D for each of the Reporting Persons are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The transactions on the Schedule of Acquisitions and Dispositions is incorporated herein by reference. All transactions were completed through broker-dealers in market transactions. Other than as set forth on the schedule, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.
99.2 Schedule of Acquisitions and Dispositions in the last 60 days.

## Signatures
- ATG Fund II LLC: /s/ Gabriel Gliksberg, Gabriel Gliksberg/Managing Partner (11/28/2025)
- ATG Capital Management, LLC: /s/ Gabriel Gliksberg, Gabriel Gliksberg/Managing Partner (11/28/2025)
- Gabriel Gliksberg: /s/ Gabriel Gliksberg, Gabriel Gliksberg/Self (11/28/2025)